June 24, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ben Phippen
Marc Thomas
Madeleine Joy Mateo
Christian Windsor

Re:	Comment Letter dated May 20, 2025
BRBI BR Partners S.A.
Amendment No. 1 to Draft Registration Statement on Form 20FR12B
Filed May 5, 2025
CIK No. 0002058601

Ladies and Gentlemen:

BRBI BR Partners S.A. (formerly BR Advisory Partners Holdings S.A.) (the “Company”) is submitting this letter in response to the comment letter dated May 20, 2025 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Draft Registration Statement on Form 20FR12B, filed with the Commission on May 5, 2025 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments, including (i) the change in the Company’s corporate name to “BRBI BR Partners S.A.”, (ii) disclosure of the Company’s most recent interim financial statements, and (iii) the Company’s decision to pursue a Nasdaq listing.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form 20FR12B

A significant portion of our revenue may be derived from a limited number of client engagements, page 14

1.	We note that your disclosure on page 14 attributing the decrease in the number of investment banking transactions during the year ended December 31, 2024 to certain macroeconomic and political factors appears contradictory to your disclosure on page 79 attributing the increase in client revenue generated by investment banking transactions to an improved macroeconomic environment in 2024. Please revise your disclosure, as necessary, to clarify whether the macroeconomic environment improved or deteriorated during the year ended December 31, 2024 and to clearly explain the impact on both the number and volume of investment banking transactions as well as the amount of client revenue generated by investment banking transactions.

The Company respectfully acknowledges the Staff’s comment and, upon further review, has corrected the “Number and Volume of Transactions” discussion on page 80 of Amendment No. 2 to attribute the increase in investment banking revenue to an increase in demand for restructuring services as a result of higher interest rates and deleted the relevant disclosure in the risk factor “[a] significant portion of our revenue may be derived from a limited number of client engagements” on page 14 of Amendment No. 2.

2.	We note your response to comment 4. Please disclose whether you have experienced concentration in clients during the periods reported, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor “[a] significant portion of our revenue may be derived from a limited number of client engagements” on page 14 of Amendment No. 2 and added the “Material Clients” disclosure on page 45 of Amendment No. 2 to disclose client concentration.

Changes in interest rates may adversely affect us, page 21

3.	We note your response to comment 5 and your disclosure that a significant portion of your revenues, expenses and liabilities are directly tied to interest rates. Please further describe how your revenues, expenses and liabilities are tied to interest rates. For example, we note your disclosure that your total revenues increased in the year ended December 31, 2024, compared to the year ended December 31, 2023, and the average SELIC rate during that period decreased. We also note your disclosure that your total revenue increased in the year ended December 31, 2023, compared to the year ended December 31, 2022, and the average SELIC rate increased. It is unclear from this example how the interest rate environment affects your revenues. Please revise your disclosure to describe how the current interest rate environment affects your business.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor “[c]hanges in interest rates may adversely affect us” on page 21 of Amendment No. 2 to describe how its revenues, expenses and liabilities are affected by interest rates and how the current interest rate environment has affected its business.

ADS Holders may not be entitled to a jury trial, page 23

4.	This risk factor discusses the impact of the waiver of jury trial contained in the ADS agreement. Please add a separate risk factor that discusses the fact that investors must bring a suit under the ADS agreement in state or federal courts in New York, which may make it more difficult for ADS holders to enforce their rights, including under the federal securities laws.

The Company respectfully acknowledges the Staff’s comment and has added the risk factor “[t]he ADS deposit agreement provides that certain claims brought by ADS holders under the ADS deposit agreement may only be instituted in the state and federal courts in the City of New York, which may discourage claims” on page 23 of Amendment No. 2.

Digital Platform, page 31

5.	We note your response to comment 8. Please clarify in your disclosure whether your digital platform is currently operational and being used by your clients. If it is not operational, please disclose the status of development of your digital platform.

The Company respectfully acknowledges the Staff’s comment and has revised the discussion of its digital platform on page 31 of Amendment No. 2 to provide the requested disclosure.

6.	We note your response to comments 9 and 11. Please further describe the digital support you provide your clients. For example, describe how the platform will facilitate digital interactions.

The Company respectfully acknowledges the Staff’s comment and has revised the discussion of its digital platform on page 31 of Amendment No. 2 to further describe the services offered through the platform and how the platform facilitates digital interactions. The Company also revised its disclosure on page 37 of Amendment No. 2 to provide a cross-reference to the aforementioned digital platform discussion.

Number and Volume of Transactions, page 79

7.	We note your response to comment 23 and your revised disclosure on page 79. Please further expand your disclosure to elaborate on the specific components of the macroeconomic environment that improved and to better describe why investment banking revenue increased despite a smaller number and volume of transactions. In addition, please revise your disclosure to include additional metrics (e.g., average size of investment banking transactions, fee rates, etc.) to help explain the increase in revenue.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of Amendment No. 2 to discuss the impact of higher interest rates on the demand for restructuring services, resulting in increased investment banking revenue. Upon further analysis and review, the Company has confirmed and disclosed that the additional metric contributing to the increase in revenue was the provision of restructuring services. The Company has also revised its disclosure to explain why investment banking revenue may not be directly correlated to the number and volume of transactions in any given period.

8.	Please expand your disclosure to better describe how the type of advisory service provided in your investment banking transactions impacts the relationship between transaction volume and revenue.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of Amendment No. 2 to discuss how certain types of investment banking advisory services impact the relationship between the volume of transactions on which the Company advises and the revenue the Company generates from such transactions.

Investment Banking - Investment Banking and Capital Markets, page 80

9.	Please expand your disclosure to better describe the specific components of the Brazilian macroeconomic environment that improved during 2023 compared to 2022.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 2 to discuss specific components of the Brazilian macroeconomic environment that improved during 2023 compared to 2022.

Administrative expenses, page 81

10.	We note your response to comment 29 and your revised disclosure on page 83 that expenses with outsourced services (which relate to referral fees paid to third-party commercial service providers) are determined through negotiation. Please enhance your disclosure to describe the typical terms of these referral fee agreements with third-party commercial service providers and securities distributors. In addition, please expand your disclosure to better describe the underlying reasons for the increase in expenses with outsourced services, specifically addressing the extent to which the increase was associated with volume and/or fee rates and explaining any material fluctuations in these factors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 87 of Amendment No. 2 to discuss the typical terms of its referral fee agreements, as well as factors that affect the amount of the referral fee. The Company revised the disclosure on page 90 of Amendment No. 2 to discuss the underlying reasons for the increase in expenses with outsourced services, which resulted from record volumes of debt capital market issuances.

Results of Operations for the Years Ended December 31, 2024 and 2023, page 82

11.	Please revise your disclosure, where appropriate, to reconcile the tabular presentation of total revenues by business line as presented on page 79 to the tabular presentation of results of operations on page 82. In addition, please revise your discussion of the principal components of results of operations beginning on page 81 and/or your results of operations discussion beginning on page 82 to allow a reader to better understand how each business line impacts the principal components of the consolidated statements of profit or loss and to explain, in more detail, any material revenue fluctuations in each business line.

The Company respectfully acknowledges the Staff’s comment and has revised the “Principal Components of Our Results of Operations,” “Results of Operations for the Three-month Periods Ended March 31, 2025 and 2024,” “Results of Operations for the Years Ended December 31, 2024 and 2023” and “Results of Operations for the Years Ended December 31, 2023 and 2022” disclosures, beginning on page 83 of Amendment No. 2, to discuss the impacts of each business line on the revenue components of the Company’s consolidated statements of profit or loss, as well as any material revenue fluctuations in each business line. The Company has further expanded its discussion to disclose its analysis of the “Other Components” of its results of operations on an aggregate basis, rather than by business line, and the rationale for such strategy, as described on page 83 of Amendment No. 2. The Company has deleted disclosure elsewhere in Amendment No. 2 which has been rendered repetitive as a result of the inclusion of the aforementioned additional disclosures.

The Company has also revised the disclosure on page 81 of Amendment No. 2 to provide a cross-reference to the Company’s financial statements, which provide a reconciliation of the Company’s total revenue by business line to the Company’s total revenues.

Financial assets at fair value through profit or loss, page 87

12.	We note your disclosure that the increase in financial assets at fair value through profit or loss was primarily due to the acquisition of CRIs, which are classified as private securities. We also note your disclosure on page F-32 that CRIs and total private securities classified as financial assets at fair value through profit or loss decreased in fiscal year 2024. Please revise your disclosure to explain the offsetting factors to the acquisition of CRIs that resulted in the decrease in CRIs and total private securities.

The Company respectfully acknowledges the Staff’s comment and, upon further review, has corrected the disclosure on page 98 of Amendment No. 2 to attribute the increase in financial assets at fair value through profit or loss to, in part, the acquisition of government bonds.

13.	Please expand your discussion of financial assets at fair value through profit or loss to discuss the underlying reasons for the increase in government bonds, which appears to be the primary driver of the increase of financial assets at fair value though profit or loss during the year ended December 31, 2024.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98 of Amendment No. 2 to discuss the underlying reason for the increase in government bonds.

Investment fund quotas, page 88

14.	We note your response to comment 19 and your revised disclosure that investment fund quotas consist of your proprietary participation in the private funds within your investment operations and FIDCs (i.e. creditor rights investment funds). Please revise your disclosure to describe the nature of the private funds, the extent of your participation in these funds, and the approximate amount or percentage of private funds versus FIDCs that are included within investment fund quotas.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of Amendment No. 2 to discuss the nature of the private funds, the extent of the Company’s participation in such funds and the amount and percentage of private funds and FIDCs that comprise investment fund quotas.

Major Shareholders, page 100

15.	We note your response to comment 35. Please disclose the natural person or persons who having and dispositive controls of the shares of Brapinvest IV Fundo de Investimento em Participações – Multiestratégia and Brapinvest Fundo de Investimento em Participações – Multiestratégia, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of Amendment No. 2 to disclose that the shares of Brapinvest IV Fundo de Investimento em Participações – Multiestratégia and Brapinvest Fundo de Investimento em Participações – Multiestratégia are beneficially held by unaffiliated third parties. The Company respectfully notes that, pursuant to Brazilian regulations, the identity of the natural person or persons having dispositive control of private investment funds is confidential information that the Company may not disclose independently. The Company further notes that (1) the non-disclosure of the identity of such natural person or persons is consistent with the public filing of its annual reports before the Brazilian securities and exchange commission and the São Paulo stock exchange in its home jurisdiction, (2) beginning in the year ended December 31, 2023, neither investment fund holds more than 5% of the Company’s common or preferred shares, (3) Brapinvest Fundo de Investimento em Participações – Multiestratégia is no longer a shareholder of the Company, and (4) as of March 31, 2025, Brapinvest IV Fundo de Investimento em Participações – Multiestratégia holds 0.34% of the Company’s common shares and 1.19% of the Company’s preferred shares. Accordingly, the Company respectfully requests that it not be required to disclose the ultimate beneficial owners.

Note 19c. Third party fund management (unaudited), page F-45

16.	We note your response to comment 42. Please tell us why your lack of custody prevents you from providing a rollforward of your investment funds and shareholders’ equities under management. Alternatively, revise your discussion of operating and financial review and prospects beginning on page 77 to include the requested rollforward and to discuss any significant trends or concentrations in the funds.

The Company respectfully acknowledges the Staff’s comment and, upon further analysis and review with the relevant departments, has revised the disclosure beginning on page 99 of Amendment No. 2 to provide a rollfoward of the Company’s investment funds and shareholders equities under management, as well as a discussion of relevant significant trends and concentrations.

17.	Please revise your disclosure, where appropriate, to explain the key differences between investment funds and shareholders’ equities under management, which according to disclosure on page F-45, totaled R$2.4 billion and R$885.9 million at December 31, 2024 and 2023 and wealth under advisory, which according to disclosure on pages 30, 37, 43, 79 and 80 totaled R$4.7 billion and R$2.3 billion at these same period ends.

The Company respectfully acknowledges the Staff’s comment and has provided an explanation of the differences between investment funds and shareholders’ equities under management in the “Rollforward of our Assets under Management and Wealth under Advisory” disclosure beginning on page 99 of Amendment No. 2. The Company further notes that the R$2.24 billion and R$885.9 million figures referenced in the Comment Letter do not correspond to the totals but rather are associated with the line item “International Managed Portfolios.”

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John Guzman of White & Case LLP at +1 (212) 819-8200 or at jguzman@whitecase.com.

Very truly yours,

/s/ Ricardo Fleury Cavalcanti de Albuquerque Lacerda
Ricardo Fleury Cavalcanti de Albuquerque Lacerda
Chief Executive Officer
BRBI BR Partners S.A.

cc:	Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Chief Financial Officer
José Flávio Ferreira Ramos, Chief Financial Officer
Vinicius Carmona Cardoso, Investor Relations Officer
BRBI BR Partners S.A.

John Guzman, Esq.
White & Case LLP